Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
November 19, 2004.

Item 3	News Release
The news release was disseminated on November 22, 2004 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the closing of a flow-through private placement on November 19, 2004. The private placement raised $100,000 on issuance of 250,000 flow-through common shares at a price of $0.40 per share. No finder's fees or commissions were payable in respect of the private placement. The proceeds will be used for exploration of Canplats' properties located in the Nipigon Plate district northeast of Thunder Bay, Ontario.

Item 5	Full Description of Material Change
See attached news release dated November 22, 2004.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
November 23, 2004.

November 22, 2004	TSX Venture Exchange: CPQ

CANPLATS CLOSES PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the closing of a flow-through private placement on November 19, 2004. The private placement raised $100,000 on issuance of 250,000 flow-through common shares at a price of $0.40 per share. No finder's fees or commissions were payable in respect of the private placement. The proceeds will be used for exploration of Canplats' properties located in the Nipigon Plate district northeast of Thunder Bay, Ontario.

With the proceeds from the private placement Canplats now has approximately $1.2 million in cash, enabling it to carry out further drilling of its properties in Canada and its three epithermal gold prospects in Mexico.

About Canplats Resources Corporation
Canplats Resources Corporation is a junior exploration company focused on exploration for gold and platinum group metals mineralization. The company holds a 100% interest in the Rodeo gold prospect, Yerbabuena gold prospect, and the recently acquired El Rincon gold prospect, all located in the state of Durango, Mexico. In addition, Canplats maintains claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats' news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.